                                                                  EXECUTION COPY


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                US LIQUIDS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   902974 10 4
                                 (CUSIP Number)

                               William M. DeArman
                                 43 Stillforest
                              Houston, Texas 77024
                                 (832) 251-8951

                                    Copy to:

                              Edgar J. Marston III
                          Bracewell & Patterson, L.L.P.
                         2900 South Tower Pennzoil Place
                                  711 Louisiana
                              Houston, Texas 77002
                                 (713) 223-2900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D

----------------------------------
CUSIP NO.:   902974 10 4
----------------------------------

      1       NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

              William M. DeArman
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

         NUMBER OF                       298,200 shares
          SHARES           -----------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY
           EACH                          -0-
        REPORTING          -----------------------------------------------------
          PERSON                 9       SOLE DISPOSITIVE POWER
           WITH
                                         260,200  shares
                           -----------------------------------------------------

                                10       SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              298,200 shares, includes 38,000 shares as to which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.89%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP NO.:   902974 10 4


      1       NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

              Carl E. Warden
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

         NUMBER OF                       910,700 shares
          SHARES           -----------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY
           EACH                          -0-
        REPORTING          -----------------------------------------------------
          PERSON                 9       SOLE DISPOSITIVE POWER
           WITH
                                         394,100  shares
                           -----------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              910,700 shares, includes 516,600 shares as to which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.77%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.       SECURITY AND ISSUER

         This Statement on Schedule 13D is being filed by Carl E. Warden and William M. DeArman (sometimes individually, a "Reporting Person," and collectively, the "Reporting Persons"), who may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act").

         This Statement on Schedule 13D relates to the beneficial ownership of shares of common stock, $0.01 par value per share ("Common Stock"), of U S Liquids Inc., a Delaware corporation ("US Liquids"). The principal executive offices of US Liquids are located at 411 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060- 3545.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) - (c) The name, business address and principal occupation of each Reporting Person are set forth in Schedule I to this Statement on Schedule 13D.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. DeArman owns beneficially 260,200 shares of Common Stock, representing approximately 1.65% of the outstanding Common Stock. Mr. DeArman is deemed to have acquired beneficial ownership of an additional 38,000 shares of Common Stock solely because of his power to vote the issued and outstanding portion of such shares pursuant to an irrevocable power-of-attorney, representing approximately 0.24% of the outstanding Common Stock. No funds or other consideration was paid by or on behalf of Mr. DeArman in connection with the grant of the irrevocable power-of-attorney.

         Mr. Warden owns beneficially 394,100 shares of Common Stock, representing approximately 2.49% of the outstanding Common Stock. Mr. Warden is deemed to have beneficial ownership of 516,600 shares of Common Stock due to his power to vote the issued and outstanding portion of such shares pursuant to an irrevocable power-of- attorney, representing approximately 3.28% of the outstanding Common Stock. No funds or other consideration was paid by or on behalf of Mr. Warden in connection with the grant of the irrevocable power-or-attorney.

         See paragraph (c) of Item 5 of this Statement on Schedule 13D for information relating to recent additional purchases of shares of Common Stock by the Reporting Persons with personal funds.

ITEM 4.       PURPOSE OF TRANSACTION.

         The Reporting Persons note that there has been substantial erosion in the value of the Common Stock during recent periods and want the board of US Liquids to immediately replace the existing Chief Executive Officer and Chief Financial Officer with persons who possess the requisite leadership skills to execute US Liquids' strategic plan. The Reporting Persons have from time to time contacted the Board of Directors of US Liquids and various of its members regarding the concerns identified in this Schedule 13D and in Exhibit E-2 attached hereto. Due to the Board's failure to take action based on the concerns of the Reporting Persons, the Reporting Persons have decided to combine their efforts and engage in discussions with other persons who may be similarly dissatisfied with the performance of US Liquids' current senior management. The Reporting Person's intend to solicit the support of others in delivering letters to US Liquids' Board of Directors similar in nature to the letter of the Reporting Person's attached as Exhibit E-2 hereto

         Except as noted herein or as otherwise set forth in Exhibit E-2 hereto, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of US Liquids, or the disposition of securities of US Liquids;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving US Liquids or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of US Liquids or any of its subsidiaries;

         (d) any change in the present board of directors of US Liquids, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of US Liquids;

         (f) any other material change in US Liquids' business or corporate structure;

         (g) changes in US Liquids' charter or bylaws or other actions which may impede the acquisition of control of US Liquid by any person;

         (h) causing a class of securities of US Liquids to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of US Liquids becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to (i) modify their present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and (ii) to increase or decrease their respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The number of shares of Common Stock beneficially owned by each Reporting Person and the number of shares of Common Stock as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition are set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) Other than the acquisition of voting control over an additional 38,000 shares by Mr. DeArman and 466,600 shares by Mr. Warder by virtue of irrevocable powers of attorney granted by their respective family members and a family foundation, the Reporting Persons have not acquired any shares of Common Stock or securities convertible into Common Stock during the past sixty days.

         (d) Each Reporting Person has the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported as dispositively held by each such person on the cover pages of this Statement on Schedule 13D. With respect to the shares of Common Stock as to which each Reporting Person disclaims beneficial ownership, other persons have the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Common Stock so reported. No such person holds more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise referred to in Item 3 and Item 4 of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to the shares of Common Stock or any other securities of US Liquids.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         E-1      Joint Filing Agreement dated as of March 23, 2001.

         E-2 Letter on behalf of Reporting Persons to Board of Directors of U S Liquids Inc. dated March 23, 2001.

         E-3      Irrevocable Power of Attorney dated March 22, 2001 to William
                  M. DeArman.

         E-4      Irrevocable Power of Attorney dated March 22, 2001 to Carl E.
                  Warden.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2001.

                                                     /s/ Carl E. Warden
                                                     ---------------------------
                                                     Carl E. Warden


                                                     /s/ William M. DeArman
                                                     ---------------------------
                                                     William M. DeArman






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



                                   SCHEDULE I



REPORTING PERSON                              BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----------------                              ----------------                       --------------------
Carl E. Warden                      1516 Country Club Drive                            Private Investor
                                    Los Altos, California 94024

William M. DeArman                  43 Stillforest                                     Private Investor
                                    Houston, Texas 77024

                                  EXHIBIT INDEX


       EXHIBIT
       NUMBER     DESCRIPTION
       -------    -----------
         E-1      Joint Filing Agreement dated as of March 23, 2001.

         E-2 Letter on behalf of Reporting Persons to Board of Directors of U S Liquids Inc. dated March 23, 2001.

         E-3      Irrevocable Power of Attorney dated March 22, 2001 to William
                  M. DeArman.

         E-4      Irrevocable Power of Attorney dated March 22, 2001 to Carl E.
                  Warden.




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